Exhibit 99.1

NEWS RELEASE

Trading Symbol: TSX: SVM

SILVERCORP REPORTS 2016 AGM RESULTS

ANNOUNCES APPOINTMENT of VP CORPORATE DEVELOPMENT

VANCOUVER, British Columbia – October 3, 2016 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) is pleased to report that all matters placed before the shareholders at its Annual General Meeting (“AGM”) held on Friday, September 30, 2016 were approved. A total of 95,490,676 common shares, representing 57.18% of the votes attached to all outstanding shares as at the record date for the meeting, were represented at the AGM. All of the matters submitted to the shareholders for approval as set out in the Company's Notice of Meeting and Information Circular, both dated August 15, 2016, were approved by the requisite majority of votes cast at the AGM.

The details of the voting results for the election of directors are set out below:

	Votes For		Withheld Votes
Director	#	%	#	%
Dr. Rui Feng	56,001,474	97.97	1,160,631	2.03
S. Paul Simpson	55,795,992	97.61	1,366,113	2.39
David Kong	55,636,371	97.33	1,525,734	2.67
Yikang Liu	56,636,018	99.08	526,087	0.92
Malcolm Swallow	55,652,427	97.36	1,509,678	2.64

Shareholders also approved: (i) the re-appointment of Deloitte LLP as auditors of the Company for the ensuing year at the remuneration to be fixed by the directors; and (ii) the re-approval of the Company’s Stock Option Plan. Final results for all matters voted on at the AGM will be filed on SEDAR at www.sedar.com and on the Company's website.

Appointment of Vice President Corporate Development.

Silvercorp is pleased to announce that Gordon Neal has joined the Company as Vice President Corporate Development. Mr. Neal has more than 30 years experience in governance, corporate finance and investor relations, including over nine years with Mag Silver Corp.

Mr. Neal also founded Neal McInerney Investor Relations in 1999, growing it to be the second largest full service Investor Relations firm in Canada. Mr. Neal has served on the boards of Falco Resources, Balmoral Resources, Americas Petrogas, Rockgate Capital, and Xiana Mining. He has raised more than $400mn for resources companies since 2004, and has actively assisted Companies with M&A transactions. Mr. Neal graduated from Dalhousie University with a B.Sc. in Biochemistry. He has also served as a member of the Dalhousie University Senate and Board of Governors.

About Silvercorp Metals Inc.

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorpmetals.com

Investor Contact

Silvercorp Metals Inc.
Gordon Neal, Vice President, Corporate Development

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca.